

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 5, 2018

Laurance Roberts
Chief Financial Officer
El Pollo Loco Holdings, Inc.
3535 Harbor Boulevard, Suite 100
Costa Mesa, California 92626

  Re: El Pollo Loco Holdings, Inc.
    Form 10-K for the Fiscal Year Ended December 27, 2017
    Filed March 9, 2018
    File No. 001-36556

Dear Mr. Roberts:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Sincerely,

        Division of Corporation Finance
        Office of Transportation and Leisure